Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

October 13, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Amendment No. 8 to Registration Statement on Form SB-2

Filed October 5, 2006

File No. 333-132028

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated October 11, 2006.

General

1.	We note your revised disclosure on page 1 regarding the $1,550,000 in proceeds netted by the company from the loan with Samir Financial. Please revise your entire registration statement to be consistent with this revised disclosure, including pages 4 and 42.

We have noted this comment and revised the disclosure as follows:

Closing fees totaling $1,250,000 were paid at closing by the Company which netted $1,550,000 in proceeds that were disbursed in accordance with a draw down schedule ($1,750,000 at closing less closing fees of $1,250,000 netted the us $500,000 at closing; $250,000 on January 31, 2006; $250,000 in February 28, 3006; $250,000 on March 31, 2006, which had not been received at March 31, 2006; and $300,000 on April 30, 2006 resulted in net cash proceeds to the Company of $1,550,000). These closing fees that amounted to $1,250,000 together with the prepaid interest of $1,200,000 totaled $2,450,000 were all prepaid at closing thereby netting the Company, from the $4,000,000 loan, the sum of $1,550,000.

2.	We note your statement on page 13 that the offering price of the shares of common stock was arbitrarily determined at $1.00, with $0.50 attributable to the share of common stock and $0.50 the portion attributable to the warrant. Please revise on this page and throughout the entire registration statement to remove any reference to warrants.

We have noted this comment and have deleted any disclosures to warrants.

3.	Please revise your disclosure on pages 10, 25, 26, 27 and 29 to update the share ownership information as of a more recent date than December 31, 2005.

We have noted this comment and revised the disclosure.

Financial Statements and Notes

Note 9 – Going Concern, page F-8 and F-17

4.	We note that you revised your note disclosure; from the previous amendment to remove key pieces of information. Please disclose in detail your viable plan to overcome the Company’s financial difficulties. Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the threat to the continuation of the business during the twelve-month period following the most recent balance sheet presented. This disclosure should be included as an integral part of both managements plan of operations and notes to the financial statements. See Section 607.02 of Financial Reporting Codification. Also, have your accountants revise their report to make reference to the management’s viable plan.

We have noted this comment and revised the disclosure.

Part Information Not Required in Prospectus

Item 25

5.	Please revise to include the expenses of issuance and distribution.

We have noted this comment and revised the disclosure.

Exhibit 99.2

6.	We refer to the revised subscription agreement filed as Exhibit 99.2. The agreement includes numerous references to a private offering, including, but not limited to, the following:

•	The initial paragraph that states that the offering is being conducted pursuant to an exemption from registration and is limited to “accredited investors;”

•	The NASAA and state legends that are applicable to private offerings;

•	Section 2.1 that states that all purchasers are accredited investors;

•	Section 3.3 that states that the securities issued will contain a restrictive legend; and,

•	The “Purchaser Questionnaire” which was included as part of your private offering in order to assess whether purchasers were accredited investors.

We have noted this comment and revised the disclosure and refilled the exhibit.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III
President